Thomas C. Bilello

Vice President & Associate General Counsel

OGC CMD Legal & Compliance

Phone: 949-420-7078

Fax: 949-219-3706

thomas.bilello@pacificlife.com

March 29, 2023

Matthew Williams

Attorney-Adviser

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Select Exec Separate Account of Pacific Life Insurance Company (811-05563)

Post-Effective Amendment to File No. 333-233112.

Dear Mr. Williams:

On behalf of Pacific Life Insurance Company (“Pacific Life”), (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received March 10, 2023, in connection with the above referenced Post-Effective Amendments, on Form N-6, filed February 10, 2023. All disclosure changes included in this response will be made to the registration statement referenced above.

Prospectus Comments

1. Staff Comment: Important Information You Should Consider About the Policy – Fees and Expenses: In the second sentence, please use the defined term for risk class.

Response: We made the requested modification.

2. Staff Comment: Risks – Risks Associated with Investment Option: Please add an “s” to “Option” in the column entry “Risks Associated with Investment Option”.

Response: We made the requested modification.

3. Staff Comment: Risks – Contract Lapse: Please change the column entry “Contract Lapse” to “Policy Lapse”.

Response: We made the requested modification.

4. Staff Comment: Restrictions – Investments: Please change the second sentence from “Fixed LT” to “Fixed LT Account”.

Response: We made the requested modification.

Mr. Williams

March 29, 2023

5. Staff Comment: Restrictions – Optional Benefits: Loans are an Optional Benefit and should be described here, including any restrictions or limitations per Instruction 4(b) to item 2 of N-6. If applicable, also state that withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

Response: We made the requested modification.

6. Staff Comment: Overview of the Policy – Policy Features – Death Benefit: Please change the second sentence from “outstanding loan” to either “Policy Debt” or “outstanding loan plus accrued interest”.

Response: We changed “outstanding loan” to “Policy Debt”.

7. Staff Comment: Overview of the Policy – Policy Features – Death Benefit: In the second paragraph, please change “or” to “and”.

Response: We made the requested modification.

8. Staff Comment: Overview of the Policy – Policy Features – Surrender: In the fourth sentence, please explain why you changed “consequences” to “reporting”.

Response: We have modified the language to include “consequences” and provide a more comprehensive example of them.

“You can surrender your Policy at any time while the Insured is alive. Any outstanding loan or loan interest will be deducted and surrender proceeds will be paid in a single lump sum check. Upon surrender, you will have no life insurance coverage or benefits under this Policy. The surrender proceeds, or a portion of, may be subject to tax consequences, including a possible tax penalty on MEC policies for certain situations including, but not limited to surrendering a policy owned by a natural person(s) before age 59 ½. Please consult your tax advisor. This Policy includes an Enhanced Cash Value Benefit which is designed to remove any surrender charge for all Policy Years and may add an additional amount to the Net Cash Surrender Value if the Policy is fully surrendered during Policy Years 1 through 11.”

9. Staff Comment: Fee Tables – Transaction Fees: If the registrant charges or reserves the right to charge premium taxes, please add a row for them to this table.

Response: We do not directly charge policyholders for premium tax. A portion of the Premium Load compensates Pacific Life for expenses incurred related to the payment of premium taxes by Pacific Life to each state.

10. Staff Comment: Fee Tables – Transaction Fees – Transfer Fees: Please clarify when there is a charge.

Response: To align with the product contract, we have changed the “$0” charge to “$25” and updated footnote #2 to remove “the charge is guaranteed to be zero” and it now reads “We currently do not impose this charge”.

Should we determine at some point in the future to begin imposing the charge, we would do so indiscriminately.

Mr. Williams

March 29, 2023

11. Staff Comment: Fee Tables – Transaction Fees – Illustration Request: Please specify the charge since disclosure elsewhere in the prospectus states that the first illustration request is free. What is the cost after the first one?

Response: To align with the product contract, we have removed this row as there are no charges for requesting illustrations, regardless of the number requested.

12. Staff Comment: Principal Risks Of Investing In The Policy – Policy Lapse: In the second sentence, are the costs associated with reinstating a lapsed Policy shown in the fee table? Please also specify if underwriting will be required.

Response: There is no fee to reinstate a policy and we have updated the language to explain what the “costs associated with reinstating a lapsed Policy” entail as well as address that evidence of insurability is also required for a reinstatement request.

"If the Policy lapses, you have three years from the end of the Grace Period to apply for reinstatement. Evidence of insurability is required when you apply for reinstatement and there is no guarantee that reinstatement will be approved. The costs associated with reinstating a lapsed Policy include sufficient net premium to:

•	to cover all due and unpaid monthly deductions and loan interest charges that accrued during the Grace Period;

•	to keep the policy in force for three months after the date of reinstatement, and

•	to cover any negative accumulated value if there was a policy loan or other outstanding debt at the time of lapse.

If the Policy is reinstated, the same Risk Class(es) in use at the time of lapse will apply to the reinstated Policy.”

13. Staff Comment: Principal Risks Of Investing In The Policy – Risks Associated with Policy Loans: In the third sentence, please clarify to whom the earned interest is accruing.

Response: We have updated the language in this paragraph to better clarify how Policy Loans operate and their risks.

“When you borrow money from your Policy, we use your Policy’s Accumulated Value as security. You pay interest, which accrues at the Loan Account Charge Interest Rate, on the amount you borrow. Accrued interest is due on your Policy Anniversary. The Accumulated Value set aside to secure your loan is transferred to a Loan Account which earns interest daily at the Loan Account Credit Interest Rate. Taking out a loan, whether or not you repay it, will affect the growth of your Policy’s Accumulated Value since the amount used to secure the loan will not participate in the investment experience of the Investment Options, will not be available to pay any Policy charges, may increase the risk of the Policy lapsing, and could reduce the amount of the Death Benefit.”

14. Staff Comment: Policy Basics – Timing of Payments, Forms and Requests – When we make payments and transfers: In the second paragraph, please clarify what the differences are between the last two sentences.

Mr. Williams

March 29, 2023

Response: We have removed the first sentence and what remains with the second sentence aligns to the policy contract.

15. Staff Comment: Death Benefits – Changing the Total Face Amount – Requesting an Increase in Rider Face Amount: In the fourth bullet point, are these new changes? If so, it can only be applied to contract owners who purchase the policy after the effective date of this prospectus (May 1, 2023).

Response: These are new changes specific to this filing to separate the difference between requesting increases to future scheduled increases that were already allowed and the new ability to request off-anniversary, unscheduled increases. This bullet speaks to only what was already allowed, and the next bullet was revised to address the new ability to request off-anniversary, unscheduled increases.

We’ve also updated the Flexible Credit Rider in the Other Benefits Available Under the Policy table to include a date that off-anniversary, unscheduled increase requests are effective for policies applied for after this date.

16. Staff Comment: Death Benefits – Changing the Total Face Amount – Requesting an Increase in Rider Face Amount: In the fifth bullet point, are these new changes? If so, it can only be applied to contract owners who purchase the policy after the effective date of this prospectus (May 1, 2023).

Response: These are new changes specific to this filing and we acknowledge that they will only apply to policies applied for after this prospectus becomes effective. We have also added another bullet point to clarify the effective date of these changes.

17. Staff Comment: Death Benefits – Death Benefit Qualification Test – Comparing the Death Benefit Qualification Tests: In the Cash Value Accumulation Test column, third row, please clarify what the phrase “is higher” is in comparison to.

Response: The “higher” in “is higher” is referring to the cost of insurance charges if the Death Benefit calculated under the Cash Value Accumulation Test is higher than the Death Benefit calculated under the Guideline Premium Test.

We have updated the item to “May be higher, if the Death Benefit under the Cash Value Accumulation Test is higher than under the Guideline Premium Test.”

18. Staff Comment: Other Benefit Available Under the Policy: It is now the staff’s position that loans must be added to the Other Benefits Available Under the Policy table.

Response: We made the requested modification.

19. Staff Comment: Other Benefit Available Under the Policy – Flex Coverage Rider – Brief Description of Restriction/Limitation: In the third bullet point, please confirm if this change is only to permit unscheduled changes. Please also confirm that scheduled changes were previously subject to satisfactory evidence of insurability (for existing contract owners).

Response: We confirm that the change in the third bullet point is to permit unscheduled coverage change requests.

Mr. Williams

March 29, 2023

We also confirm that requested changes to scheduled coverage increases were previously subject to satisfactory evidence of insurability before the change to the third bullet point.

20. Staff Comment: Optional Riders and Benefits – Flex Coverage Rider – Decrease in Rider Face Amount: If the last sentence that is struck through is still applicable to scheduled or unscheduled increases, consider adding it back in above.

Response: We have added the “The minimum amount of each Rider Face Amount increase is $1,000” as the last sentence to the “Change in Coverage” paragraph on the same page.

“Once the Policy is issued, you may request a change in coverage under this Rider. A change in coverage is either an increase in the Rider Face Amount, a decrease in Rider Face Amount or a change to a future scheduled increase. The minimum amount of each Rider Face Amount increase is $1,000.”

21. Staff Comment: Withdrawals, Surrenders and Loans – Taking Out a Loan: In the first bullet point of the fourth paragraph, please confirm that when transfers of the loan from the Investment Options that make up your Policy’s Accumulated Value to the Loan Account are done on a proportionate basis.

Response: We confirm that transfers of the loan amount from the Investment Options are done on a proportionate basis and have updated the bullet point to reflect that.

“To secure the loan, we transfer an amount equal to the amount you are borrowing from your Accumulated Value in the Investment Options to the Loan Account. The loan amount will be processed as an Account Deduction by transferring the amount proportionately from the Fixed Account Value and the Variable Account Value until each have been reduced to zero.”

22. Staff Comment: Withdrawals, Surrenders and Loans – What happens if you do not pay off your loan: Please add “plus accrued interest” to “What happens if you do not pay off your loan”.

Response: We have changed “What happens if you do not pay off your loan” to “What happens if you do not pay off your Policy Debt”. Policy Debt is defined in the Special Terms section as “the amount in the Loan Account, plus any accrued loan interest charge.” We believe that this term provides more clarity.

We have also changed the next sentence “If you do not pay off your loan, we will deduct the Policy Debt from one of the following:” to “If you do not pay off your Policy Debt, we will deduct the Policy Debt from one of the following:”.

23. Staff Comment: About Pacific Life – Financial Statements: The SAI in the N-6 was incorporated by reference and the Financial Statement section is as of 12/31/21.

Response: We will be filing a N-VPFS filing for the Financials and providing a full updated SAI in the N-6.

24. Staff Comment: Appendix: Funds Available Under The Policy: Update the date in the “Average Annual Total Returns” column to “12/31/22”.

Response: We modified the date to “(as of 12/31/22)”.

Mr. Williams

March 29, 2023

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 420-7078. Thank you.

Sincerely,

Thomas C. Bilello